Exhibit 99.1

GENERAL MEETINGS: OUTCOME OF MEETING
MOL GLOBAL, INC.

Type of Meeting	:	Annual General Meeting
Indicator	:	Outcome of Meeting
Date of Meeting	:	Friday, July 24, 2015
Time	:	10:00 AM (Malaysia time)
Venue	:	Lot 07-03, Level 7, Berjaya Times Square,
No. 1, Jalan Imbi,
55100 Kuala Lumpur, Malaysia

Outcome of Meeting	:	All the resolutions tabled at the Annual General Meeting of the Company were approved and the results are as follows:

	RESOLUTIONS	Vote For		Vote Against		Abstain
No.	SPECIAL RESOLUTIONS	No. of Shares	%	No. of Shares	%	No. of Shares	%
1.
THAT Article 83(a) of the Company's Articles of Association be amended by deleting the current Article 83(a) in its entirety and inserting a new Article 83(a) to be read as follows:-

"83(a) : Unless otherwise determined by the Company in a general meeting, the number of Directors shall be a minimum of three of whom a majority shall be Independent Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require. Subject to the Company's compliance with director selection and nomination procedures required under the Designated Stock Exchange Rules, as long as Shares or ADSs are listed on the Designated Stock Exchange, directors shall be appointed and removed by a resolution passed by all the Directors at meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the Directors or by Ordinary Resolution."
		61,534,589	91.16	34,810	0.05	5,935,036	8.79

	RESOLUTIONS	Vote For		Vote Against		Abstain
No.	SPECIAL RESOLUTIONS	No. of Shares	%	No. of Shares	%	No. of Shares	%
2.	That the Article 83(c) of the Company's Articles of Association be deleted in its entirety with the current Article 83(d) being renumbered Article 83(c).	61,534,304	91.16	35,095	0.05	5,935,036	8.79
	ORDINARY RESOLUTION
3.	Authorization of each director or officer of the Company to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.	61,491,904	91.09	77,010	0.12	5,935,521	8.79